Exhibit 99.1
Management’s Responsibility for the Financial Statements
The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the Trust. To fulfill this responsibility, the Trust maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the unitholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the unitholders their opinion on the consolidated financial statements. Their report as auditors is set out on the following page.

The consolidated financial statements have been further examined by the Board of Trustees and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Trustees. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Trustees, directly and through its Audit Committee, oversees management’s responsibilities and is responsible for reviewing and approving the financial statements.

s/b “Thomas F. Farley”	s/b “Bryan K. Davis”

Thomas F. Farley	Bryan Davis
Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2011

Independent Auditor’s Report

To the Unitholders of Brookfield Office Properties Canada

We have audited the accompanying consolidated financial statements of Brookfield Office Properties Canada (the “Trust”), which comprise the consolidated balance sheets as at December 31, 2010, December 31, 2009 and January 1, 2009, and the consolidated statements of income and comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2010 and December 31, 2009, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2010, December 31, 2009 and January 1, 2009, and its financial performance and its cash flows for the years ended December 31, 2010 and December 31, 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

s/b “Deloitte & Touche LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 7, 2011

1	Brookfield Office Properties Canada

Consolidated Balance Sheets

(Millions) (CDN$)	Note	Dec. 31, 2010	Dec. 31, 2009(1)	Jan. 1, 2009(1)
Assets
Non-current assets
Investment properties
Commercial properties	5	$3,965.0	$3,673.4	$3,208.5
Commercial developments	5	—	—	665.0
		3,965.0	3,673.4	3,873.5

Current assets
Loan receivable	7	—	—	65.6
Tenant receivables and other assets	8	21.8	29.4	41.1
Cash and cash equivalents	9	20.4	37.9	44.3
		42.2	67.3	151.0
Total assets		$4,007.2	$3,740.7	$4,024.5

Liabilities
Non-current liabilities
Commercial property debt	10	$1,066.4	$1,142.1	$1,261.6

Current liabilities
Commercial property debt	10	525.4	454.1	165.7
Accounts payable and other liabilities	11	70.5	78.7	113.6
		595.9	532.8	279.3
Total liabilities		1,662.3	1,674.9	1,540.9

Equity	13
Trust units		550.2	422.6	422.6
Retained earnings		93.9	27.6	118.6
Unitholders’ equity		644.1	450.2	541.2
Non-controlling interest		1,700.8	1,615.6	1,942.4
Total equity		2,344.9	2,065.8	2,483.6
Total liabilities and equity		$4,007.2	$3,740.7	$4,024.5
(1) Comparative amounts based on organization and arrangement of BOX – refer to Note 2 and 3(b).
See accompanying notes to the consolidated annual financial statements.

On behalf of the Trust,

s/b “Richard B. Clark”	s/b “Thomas F. Farley”

Richard B. Clark	Thomas F. Farley
Chairman	Chief Executive Officer

Brookfield Office Properties Canada	2

Consolidated Statements of Income and Comprehensive Income

December 31 (Millions, except per unit amounts) (CDN$)	Note	2010	2009(1)
Commercial property operations
Revenue	14	$426.4	$371.2
Operating expenses		206.9	174.8
		219.5	196.4
Investment and other income	14	1.0	1.5
		220.5	197.9
Expenses
Interest	10	86.2	69.6
General and administrative	17	15.1	15.2
Transaction costs		4.9	2.4
Income before fair value gains (losses)		114.3	110.7
Fair value gains (losses)		214.7	(332.0)
Net income (loss) and comprehensive income (loss)		$329.0	$(221.3)

Net income (loss) and comprehensive income (loss) attributable to:
Unitholders		$73.4	$(48.2)
Non-controlling interest		255.6	(173.1)
		$329.0	$(221.3)
Net income (loss) per Trust unit		$3.53	$(2.37)
(1) Comparative amounts based on organization and arrangement of BOX – refer to Note 2 and 3(b).
See accompanying notes to the consolidated annual financial statements.

3	Brookfield Office Properties Canada

Consolidated Statements of Changes in Equity

December 31, 2010		Trust	Retained	Unitholders’	Non- controlling	Total	Number of Trust	Number of Class B LP
(Millions, except number of units) (CDN$)	Note	units	earnings	equity	interest	equity	Units	Units
Balance as at January 1, 2010		$422.6	$27.6	$450.2	$1,615.6	$2,065.8	20,297,801	72,883,405
Net income		—	73.4	73.4	255.6	329.0	—	—
Distributions	12	—	(13.9)	(13.9)	(45.7)	(59.6)	—	—
Other contributions	12	—	2.0	2.0	7.6	9.6	—	—
Issuance of Trust units under Distribution Reinvestment Plan (“DRIP”)	12	0.1	—	0.1	—	0.1	2,419	—
Issuance of Trust units through conversion of Class B LP units	13	127.5	4.8	132.3	(132.3)	—	5,795,383	(5,795,383)
Balance as at December 31, 2010		$550.2	$93.9	$644.1	$1,700.8	$2,344.9	26,095,603	67,088,022

December 31, 2009(1)		Trust	Retained	Unitholders’	Non- controlling	Total	Number of Trust	Number of Class B LP
(Millions, except number of units) (CDN$)	Note	units	earnings	equity	interest	equity	Units	Units
Balance as at January 1, 2009		$422.6	$118.6	$541.2	$1,942.4	$2,483.6	20,297,801	72,883,405
Net loss		—	(48.2)	(48.2)	(173.1)	(221.3)	—	—
Distributions		—	—	—	—	—	—	—
Other distributions	12	—	(42.8)	(42.8)	(153.7)	(196.5)	—	—
Balance as at December 31, 2009		$422.6	$27.6	$450.2	$1,615.6	$2,065.8	20,297,801	72,883,405
(1) Comparative amounts based on organization and arrangement of BOX – refer to Note 2 and 3(b).
See accompanying notes to the consolidated annual financial statements.

Brookfield Office Properties Canada	4

Consolidated Statements of Cash Flows

December 31 (Millions)(CDN$)	Notes	2010	2009(2)
Operating activities
Net income (loss) for the year		$329.0	$(221.3)
Add (deduct):
Straight-line rental income		(19.7)	(10.6)
Amortization of deferred financing costs		2.5	2.3
Initial direct leasing costs		(20.1)	(8.4)
Fair value (gains) losses		(214.7)	332.0
Loan receivable – foreign exchange		—	2.2
Other working capital		(14.8)	(7.2)
Cash flows provided by operating activities		62.2	89.0

Investing activities
Development expenditures		—	(95.0)
Capital expenditures		(30.6)	(33.7)
Loan receivable collections		—	63.2
Cash flows used in investing activities		(30.6)	(65.5)

Financing activities
Commercial property debt amortization		(25.4)	(20.7)
Commercial property debt repayments		(48.0)	(150.0)
Commercial property debt arranged		66.8	337.3
Trust unit distributions paid	12	(11.8)	—
Class B LP unit distributions paid	12	(40.3)	—
Other contributions (distributions) (1)	12	9.6	(196.5)
Cash flows used in financing activities		(49.1)	(29.9)
Decrease in cash and cash equivalents		(17.5)	(6.4)
Cash and cash equivalents, beginning of year		37.9	44.3
Cash and cash equivalents, end of year	9,19	$20.4	$37.9
(1) Represents contributions (distributions) made by BPP prior to the formation of BOX, primarily consisting of working capital settlement as part of the Arrangement described in Note 2, common share dividends and preferred share dividends.
(2) Comparative amounts based on organization and arrangement of BOX – refer to Notes 2 and 3(b).

See accompanying notes to the consolidated annual financial statements.

5	Brookfield Office Properties Canada

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST
Brookfield Office Properties Canada (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust dated March 19, 2010. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of BPO Properties Ltd. (“BPP”), which owns an aggregate equity interest in the Trust of 83.3% consisting of 40.5% of the issued and outstanding units of BOX (“Trust Units”) and 100% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s commercial properties. BOX primarily invests in and operates commercial office properties in Toronto, Calgary, and Vancouver. The registered and operating office of the Trust is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

NOTE 2: REIT CONVERSION
The formation of the Trust involved the reorganization of certain of BPP’s commercial office assets under BOX. In addition, BOX acquired Brookfield Properties Corporation’s (“BPO” or “Brookfield Office Properties”) interest in Brookfield Place, BPO’s flagship office complex in Toronto, which consists of Bay Wellington Tower and a partial interest in the associated retail concourse and parking operations (the “Brookfield Place Interest”). The transactions were effected pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). Prior to the Arrangement becoming effective, BPP and various other wholly-owned subsidiary entities of BPP transferred directly owned office assets (the “Contributed Assets”) to BOPC LP in exchange for the assumption of debt and the issuance of Trust Units and Class B LP Units. The purchase price for the Brookfield Place Interest was satisfied by the payment of approximately $100.0 million in cash, the assumption of debt, and the issuance of Class B LP Units. Select assets of BPP, including the Canadian Office Fund and certain development properties, as well as certain other assets that are not permitted to be owned by BOX under rules governing real estate investment trusts, were retained by BPP for consideration satisfied through the issuance of equity in BOX.

Pursuant to the Arrangement, holders of BPP’s common shares, other than BPO, received one Trust Unit for each common share held.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES
(a)	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Trust adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” as discussed in Note 4.

(b)	Basis of presentation
The financial statements are prepared on a going concern basis and have been presented in Canadian dollars rounded to the nearest million. The transfer of the Contributed Assets and the Brookfield Place Interest into the Trust is considered a transaction between entities under common control. As such, the Trust has presented its financial results on a “continuity-of-interest” basis whereby the carrying amounts of the Contributed Assets and the Brookfield Place Interest reflect those previously reported in the financial statements of BPP and BPO, and the comparative balances have been presented as if the Trust had always been in existence.

The accounting policies set out below have been applied consistently in all material respects. Standards and guidelines not effective for the current accounting period were:

(i)	Financial instruments
IFRS 9, “Financial Instruments” was issued by the IASB on November 12, 2009 and will replace International Accounting Standard (“IAS”) 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Trust is currently evaluating the impact of IFRS 9 on its financial statements.

Brookfield Office Properties Canada	6

(ii)	Related party disclosures – revised definition of related parties
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures”. IAS 24 requires entities to disclose in their consolidated financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The Trust is currently evaluating the impact of the change to IAS 24 on its financial statements.

(c)	Basis of consolidation
The consolidated financial statements include the accounts of the Trust and its consolidated subsidiaries consisting of BOPC GP Inc. and BOPC LP, which are the entities over which the Trust has control. Control exists when the Trust has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. The Trust holds all of the Class A Limited Partnership Units of BOPC LP (“Class A LP Units”). The holders of the Class A LP Units are entitled to vote at all meetings of the partners of BOPC LP. In addition, BOX is the sole shareholder of BOPC GP Inc., the general partner of BOPC LP, which has full power and exclusive authority to administer, manage, control and operate the business and affairs of BOPC LP. Non-controlling interest in the equity and results of the Trust are shown separately in equity on the consolidated balance sheets.

(d)	Interests in joint ventures
A joint venture is a contractual arrangement pursuant to which the Trust and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

The Trust undertakes its activities under joint venture arrangements through direct interests in the joint venture’s assets, rather than through the establishment of a separate entity. Accordingly, the Trust’s proportionate share of jointly controlled assets, liabilities, revenues and expenses is recognized in the consolidated financial statements and classified according to their nature.

(e)	Investment properties
Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and developments are recorded at fair value, determined based on available market evidence, at the consolidated balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

Initial direct leasing costs incurred by the Trust in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Investment properties are reclassified to Assets held for sale when criteria set out in IFRS 5, “Non-current assets held for sale and discontinued operations”, are met.

(f)	Assets held for sale
Non-current assets and groups of assets and liabilities that comprise disposal groups are categorized as assets held for sale where the asset or disposal group is available for sale in its present condition and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale, there is an active program to find a buyer, the non-current asset or disposal group is being actively marketed at a reasonable price, the sale is anticipated to be completed within one year from the date of classification, and it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. Non-current assets held for sale and disposal groups are carried at the lesser of carrying amount and fair value less costs to sell. The profit or loss arising on re-classification or sale of a disposal group is recognized as discontinued operations.

(g)	Provisions
A provision is a liability of uncertain timing or amount. Provisions are recognized when the Trust has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are remeasured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

7	Brookfield Office Properties Canada

(h)	Revenue recognition
The Trust has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the Trust is required to make additions to the property in the form of tenant improvements that enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(i)	Financial instruments and derivatives
Derivative instruments are recorded on the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and that are not closely related to the host contract.

The following summarizes the Trust’s classification and measurement of financial instruments:

Financial assets and liabilities	Classification	Measurement
Tenant receivables	Loans and receivables	Amortized cost
Loan receivable	Loans and receivables	Amortized cost
Commercial property debt	Other liabilities	Amortized cost
Accounts payable and other liabilities	Other liabilities	Amortized cost

(j)	Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(k)	Non-controlling interest
Class B LP Units are classified as non-controlling interest and are presented as a component of equity as they represent equity interests in BOPC LP not attributable, directly or indirectly, to the Trust.

(l)	Income taxes
The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust intends to distribute or designates all taxable earnings to unitholders and, under current legislation, the obligation to pay tax rests with each unitholder. No current or deferred tax provision is recognized in the Trust’s financial statements on the Trust’s income.

(m)	Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the Trust’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Leases

The Trust’s policy for revenue recognition on commercial properties is described in Note 3(h). In applying this policy, the Trust makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property, which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences.

The Trust also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the Trust is lessor, are operating or finance leases. The Trust has determined that all of its leases are operating leases.

(ii)	Investment property
The Trust’s accounting policies relating to investment property are described in Note 3(e). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property.

Brookfield Office Properties Canada	8

(iii)	Income taxes
Deferred income taxes are not recognized in the Trust’s financial statements on the basis that the Trust can deduct distributions paid such that its liability for income taxes is substantially reduced or eliminated for the year, and the Trust intends to continue to distribute its taxable income and continue to qualify as a real estate investment trust for the foreseeable future.

(iv)	Common control transactions
IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Trust has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Trust’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration given or received, where the Trust is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(n)	Critical Accounting Estimates and Assumptions
The Trust makes estimates and assumptions that affect the carrying amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)	Investment property
The critical estimates and assumptions underlying the valuation of commercial properties are set out in Note 5.

(ii)	Prior period general and administrative expenses and property management fees
Financial results of the Trust are presented on a continuity-of-interest basis as discussed in Note 3(b). Comparative amounts represent a carve-out from the historical consolidated financial statements of BPP combined with the acquired interest in the Brookfield Place Interest. As such, the amounts included as general and administrative expenses and property management fees are estimates and do not necessarily approximate the expenses and fees that the Trust would have incurred had the Trust been a stand-alone entity during the prior periods presented.

NOTE 4: FIRST-TIME ADOPTION OF IFRS
The Trust has adopted IFRS effective January 1, 2009, (“the transition date”) and has prepared its opening IFRS balance sheet as at that date. The Trust’s consolidated financial statements for the year ended December 31, 2010, are the first annual financial statements that comply with IFRS. The Trust prepared its opening IFRS balance sheet by applying existing IFRS with an effective date of December 31, 2010, or prior.

(a) Elected exemptions from full retrospective application
In applying IFRS 1 to the presentation of these consolidated financial statements, the Trust has applied one of the optional exemptions from full retrospective application of IFRS. The optional exemption applied is described below.

Business combinations
The Trust has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, “Business Combinations,” retrospectively to past business combinations. Accordingly, the Trust has not restated business combinations that took place prior to the transition date.

(b) Mandatory exceptions to retrospective application
In preparing these consolidated financial statements in accordance with IFRS 1, the Trust has applied a mandatory exception from full retrospective application of IFRS. The mandatory exception applied from full retrospective application of IFRS is described below.

Estimates
Hindsight was not used to create or revise estimates, and accordingly the estimates previously made by the Trust under Canadian
GAAP are consistent with their application under IFRS.

(c) Reconciliations of equity, net income, and comprehensive income as reported under Canadian GAAP to IFRS
Reconciliations have not been prepared as the Trust did not present financial statements for previous periods. The Trust recorded an opening equity reduction of $4.2 million as a correction to an amount previously reported under Canadian GAAP, related to a contingent liability determined to be likely.

9	Brookfield Office Properties Canada

(d) Upon the adoption of IFRS, all previously recognized financial assets and financial liabilities have been designated consistent with the designations under Canadian GAAP.

Brookfield Office Properties Canada	10

NOTE 5: INVESTMENT PROPERTIES

	2010		2009
(Millions)	Commercial properties	Commercial developments	Commercial properties	Commercial developments
Balance at beginning of period	$3,673.4	$—	$3,208.5	$665.0
Additions:
Capital expenditures	32.0	—	32.0	80.6
Leasing commissions	12.5	—	8.3	0.8
Reclassification of commercial developments	—	—	746.4	(746.4)
Fair value gains (losses)	214.7	—	(332.0)	—
Other changes	32.4	—	10.2	—
Balance at end of period	$3,965.0	$—	$3,673.4	$—

Other amounts represent costs incurred by the Trust on tenant inducements and free rents as well as accounting for straight-line rents that are implied within the fair value of investment properties.

Commercial properties with an aggregate fair value of $140.4 million (compared to $920.0 million at December 31, 2009) were valued by qualified external valuation professionals. All properties were valued by the Trust based on available market evidence. The Trust determined the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows with respect to such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows.

The key valuation metrics for the Trust’s commercial properties are set out in the following tables:

	December 31, 2010			December 31, 2009			January 1, 2009
	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Discount Rate	Terminal Cap Rate	Hold Period (yrs)
Eastern region	6.7%	6.2%	12	7.2%	6.5%	10	6.9%	6.4%	11
Western region	7.0%	6.4%	10	7.6%	6.8%	10	7.5%	6.6%	10
Average	6.9%	6.3%	11	7.3%	6.6%	10	7.2%	6.5%	11

Values are most sensitive to changes in discount rates and timing or variability of cash flows.

Included in commercial properties is $24.3 million (compared to $21.9 million on December 31, 2009) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases.”

Commercial properties with a fair value of approximately $516.0 million (compared to $491.5 million on December 31, 2009) are situated on land held under leases or other agreements largely expiring after the year 2115. Investment properties do not include any properties held under operating leases.

During the period, the Trust capitalized a total of $nil (compared to $81.4 million on December 31, 2009) of costs related to commercial developments. Included in this amount is $nil (compared to $66.7 million on December 31, 2009) of construction and related costs and $nil (compared to $14.7 million on December 31, 2009) of borrowing costs capitalized to the Trust’s commercial development sites.

Investment properties with a fair value of $2,934.0 million (compared to $2,755.9 million at December 31, 2009) are pledged as security for commercial property debt.

11	Brookfield Office Properties Canada

NOTE 6: INVESTMENT IN JOINTLY CONTROLLED ASSETS
The Trust’s interests in the following properties are subject to joint control and, accordingly, the Trust has recorded its share of the related assets, liabilities, revenue, and expenses of the properties:

	Proportionate Ownership Interest
Jointly controlled assets	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Exchange Tower	50%	50%	50%
Fifth Avenue Place	50%	50%	50%
Bankers Hall	50%	50%	50%
Bankers Court	50%	50%	50%
Suncor Energy Centre	50%	50%	50%
Brookfield Place Retail	50%	50%	50%
Brookfield Place Parking	56%	56%	56%

Summarized financial information in respect of the Trust’s interest in jointly controlled assets is set out below:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets	$1,706.7	$1,623.2	$1,823.0
Current assets	13.6	22.0	29.2
Total assets	1,720.3	1,645.2	1,852.2

Non-current liabilities	439.2	468.4	332.5
Current liabilities	99.3	81.7	178.3
Total liabilities	538.5	550.1	510.8
Net assets	$1,181.8	$1,095.1	$1,341.4

(Millions)	2010	2009
Revenue	$181.3	$167.2
Expenses	108.2	98.6
	73.1	68.6
Fair value gains (losses)	51.7	(226.5)
Net income (loss)	$124.8	$(157.9)

NOTE 7: LOAN RECEIVABLE
(Millions)	Dec. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
On-demand deposit	$	―	$	―	$40.0
Loan receivable		―		―	25.6
Total	$	―	$	―	$65.6

During the first quarter of 2009, the on-demand deposit of $40.0 million from the Trust’s ultimate parent, BPO, was repaid in full.

During the second quarter of 2009, a loan receivable (at par value plus accrued interest) of $23.2 million (January 1, 2009 – $25.6 million) was repaid in U.S. dollars of US$20.9 million. For the year ended December 31, 2009, interest income of $1.2 million was recorded.

NOTE 8: TENANT RECEIVABLES AND OTHER ASSETS
A breakdown of tenant receivables and other assets is as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Tenant and other receivables	$15.4	$14.1	$33.2
Prepaid expenses and other assets	5.6	14.5	6.9
Restricted cash	0.8	0.8	1.0
Total	$21.8	$29.4	$41.1

These receivables are generally short-term receivables of a trade nature. The carrying value of tenant and other receivables approximates fair value due to their short-term nature.

Brookfield Office Properties Canada	12

As of December 31, 2010, the Trust recorded $0.2 million (compared to $nil on December 31, 2009) as a reserve against uncollectible tenant receivables.

As of December 31, 2010, approximately $0.9 million of the Trust’s balance of accounts receivables is over 90 days past due (compared to approximately $nil at December 31, 2009).

Credit risk related to tenant and other receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Trust mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. Currently, no single tenant represents more than 10.3% of total leasable area and 4.4% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment-grade credit ratings. Over the next few years, the Trust has a lease expiry profile of 2.9% in 2011, 6.1% in 2012 and 10.6% in 2013.

Cash and deposits are considered restricted when they are subject to contingent rights of third parties. As of December 31, 2010, restricted cash was $0.8 million (compared with $0.8 million on December 31, 2009).

NOTE 9: CASH AND CASH EQUIVALENTS
At December 31, 2010, the Trust had $nil of cash placed in term deposits (compared to $2.7 million at December 31, 2009). For the year ended December 31, 2010, interest income of $0.3 million was recorded on cash and cash equivalents, compared with $0.7 million in 2009.

NOTE 10: COMMERCIAL PROPERTY DEBT

	Dec. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
	Weighted				Weighted
(Millions)	Average Rate	Debt Balance	Weighted Average Rate	Debt Balance	Average Rate	Debt Balance
Commercial Property Debt
Fixed Rate	6.3%	$1,189.5	6.4%	$1,165.9	6.4%	$966.9
Floating Rate	2.6%	402.3	1.8%	430.3	4.0%	460.4
	5.4%	$1,591.8	5.2%	$1,596.2	5.6%	$1,427.3

Current		$525.4		$454.1		$165.7
Non-current		1,066.4		1,142.1		1,261.6
Total debt		$1,591.8		$1,596.2		$1,427.3

The Trust’s secured commercial property debt is non-recourse to the Trust other than $510.4 million (compared to $495.0 million at December 31, 2009) which has limited recourse to the Trust’s parent, BPP.

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Dec. 31, 2010
2011(1)	$25.6	$499.8	$525.4	3.5%
2012	22.6	185.7	208.3	5.9%
2013	10.7	584.1	594.8	6.4%
2014	3.9	198.6	202.5	6.4%
2015	1.8	—	1.8	—%
2016 and thereafter	9.6	49.4	59.0	5.3%
Total	$74.2	$1,517.6	$1,591.8	5.4%
(1)
Includes maturity of $402.5 million related to Bay Adelaide Centre West Tower, which has a one-year extension option available at maturity in July 2011. The criteria has been met to extend the maturity to 2012 as at December 31, 2010.

For the year ended December 31, 2010, interest of $86.2 million (compared to $84.3 million in 2009) was recorded on commercial property debt, of which $nil (compared to $14.7 million in 2009) was capitalized to commercial developments.

Approximately 25.3% of the Trust’s outstanding commercial property debt at December 31, 2010, is floating rate debt (compared to 27.0% on December 31, 2009). The effect of a 100 basis-point increase in interest rates on interest expense relating to floating rate debt, all else being equal, is an increase in interest expense of $4.0 million on an annual basis.

13	Brookfield Office Properties Canada

The fair value of commercial debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As of December 31, 2010, the fair value of commercial debt exceeds the principal loan value of these obligations by $66.8 million (compared to an excess of $46.5 million on December 31, 2009).
Brookfield Office Properties Canada	14

Interest rate risk arises when the fair value or future cash flows of commercial property debt fluctuate because of changes in market interest rates. Financing risk arises when lenders will not refinance maturing debt on terms and conditions acceptable to the Trust, or on any terms at all. The Trust attempts to stagger the maturities of its borrowings, as well as obtain fixed-rate debt as the means of managing interest rate risk. The Trust has an ongoing need to access debt markets to refinance maturing debt as it comes due. The Trust’s strategy to stagger its borrowing maturities attempts to mitigate the Trust’s exposure to excessive amounts of debt maturing in any one year. The Trust has debt totaling $499.8 million maturing in 2011, representing 31.4% of the Trust’s total debt outstanding at December 31, 2010, of which $31.6 million matures in the first quarter and $468.2 million in the third quarter of 2011.

NOTE 11: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts payable and accrued liabilities	$60.8	$69.0	$104.6
Accrued interest	9.7	9.7	9.0
Total	$70.5	$78.7	$113.6

These payables are generally short-term payables of a trade nature. The carrying value of accounts payable and other liabilities approximates fair value due to their short-term nature.

NOTE 12: DISTRIBUTIONS
The following table presents distributions declared for the year ended December 31, 2010(1):

(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash	$11.8	$40.3
Payable as of December 31	2.1	5.4
Total	$13.9	$45.7
Per unit	$0.64	$0.64
(1) Represents eight months of distributions in the year as the Trust was formed on May 1, 2010.

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the year ended December 31, 2010, $51,954 (dollars), or 2,419 Trust Units, were paid through the DRIP.

Other contributions for the year ended December 31, 2010, of $9.6 million, compared to other distributions of $196.5 million during the same period in 2009, represent contributions and distributions made by BPP prior to the formation of BOX, primarily consisting of working capital settlement as part of the Arrangement as described in Note 2, common share dividends, and preferred share dividends.

NOTE 13: EQUITY
The components of equity are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Trust units	$550.2	$422.6	$422.6
Retained earnings	93.9	27.6	118.6
Unitholders’ equity	644.1	450.2	541.2
Non-controlling interest	1,700.8	1,615.6	1,942.4
Total	$2,344.9	$2,065.8	$2,483.6

On November 30, 2010, 5,795,383 Class B LP Units were exchanged for Trust Units resulting in an increase to Trust units of $127.5 million, an increase to retained earnings of $4.8 million, and a decrease in non-controlling interest of $132.3 million.

During the fourth quarter, the Trust recorded an adjustment to correct the initial allocation of retained earnings between unitholders equity and non-controlling interest in accordance with the application of continuity-of-interest accounting, on the formation of the Trust. This correction resulted in a decrease of $144.9 million to unitholders equity as at January 1, 2009 and a corresponding increase to non-controlling interest.

15	Brookfield Office Properties Canada

Authorized Capital and Outstanding Securities

The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units. As of December 31, 2010, The Trust had a total of 26,095,603 Trust Units outstanding and 67,088,022 Class B LP Units outstanding (and a corresponding number of Special Voting Units).

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The following table summarizes the changes in the units outstanding during the year ended December 31, 2010(1):

	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	20,297,801	72,883,405
Units issued pursuant to Distribution Reinvestment Plan	2,419	―
Units issued through the conversion of Class B LP units	5,795,383	(5,795,383)
Total units outstanding on December 31, 2010	26,095,603	67,088,022
(1) Actual units were issued on May 1, 2010, as part of the formation of BOX.

Trust Units
Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any written resolution of unitholders. The Trust Units have no conversion, retraction or redemption rights.

Special Voting Units
Special Voting Units are only issued in tandem with Class B LP Units and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or in respect of written resolutions of the unitholders, special voting units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or any distributions (whether of net income, net realized capital gains or other amounts) or in any net assets in the event of termination or winding-up.

Non-controlling interest
The Trust classifies the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

NOTE 14: COMMERCIAL PROPERTY OPERATIONS
(a) Revenue
The components of revenue are as follows:

(Millions)	2010	2009
Revenue from commercial property operations	$426.4	$371.2
Investment and other income	1.0	1.5
Total	$427.4	$372.7

(b) Commercial property operations
The Trust generally leases commercial properties under operating leases with lease terms between 5 and 10 years, with options to extend up to a further 5 years.

Future minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	2010	2009
Not later than 1 year	$198.9	$183.6
Later than 1 year and not longer than 5 years	641.4	567.1
Later than 5 years	866.4	748.6
	$1,706.7	$1,499.3

17	Brookfield Office Properties Canada

Operating expenses include ground rent expenses for the year ended December 31, 2010, of $4.3 million (compared to $3.4 million in 2009) representing rent expense associated with operating leases for land on which certain of the Trust’s commercial properties are situated. These leases have remaining terms of between 33 and 104 years. The Trust does not have an option to purchase the leased land at the expiry of the lease periods.

Future minimum lease payments under these arrangements are as follows:

(Millions)	2010	2009
Not later than 1 year	$3.7	$3.7
Later than 1 year and not longer than 5 years	14.9	14.9
Later than 5 years	321.4	325.2
	$340.0	$343.8

(c) Investment and other income
Investment and other income was $1.0 million for the year ended December 31, 2010 (compared to $1.5 million in 2009). These amounts represent interest income and other income earned during the year.

NOTE 15: GUARANTEES, CONTINGENCIES, AND OTHER
(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) The Trust and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the Trust’s subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the Trust is uncertain.

(c) The Trust has entered into fixed gas-purchase contracts with a third-party gas supplier, which covers the period from November 1, 2010, to October 31, 2011. As of December 31, 2010, the remaining commitment for the Trust to purchase gas for its facilities was $0.8 million.

(d) The Trust maintains insurance on its properties. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquakes and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a $100,000 deductible for all locations except British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 combined for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has $1.5 billion limits per occurrence with a $10,000 deductible.

The Trust has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business interruption costs. The Trust continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Trust.

NOTE 16: SEGMENTED INFORMATION
The Trust has only one business segment: the ownership and operation of commercial properties in Canada.

NOTE 17: RELATED-PARTY TRANSACTIONS
In the normal course of operations, the Trust enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated annual financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base and also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in operating expenses during the year ended December 31, 2010 are amounts paid to BPMC for property management services of $11.7 million (compared to $10.3 million in 2009). Included in commercial properties during the year ended December 31, 2010 are amounts paid to BPMC for leasing and construction services of $3.8 million (compared to $3.7 million in 2009). Included in general and administrative expenses during the year ended December 31, 2010 are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $11.5 million, which is consistent with the amount during 2009.

Brookfield Office Properties Canada	18

Included in rental revenues during the year ended December 31, 2010, are amounts received from Brookfield Asset Management Inc. (“BAM”) and its affiliates of $2.4 million, which is consistent with the amount in 2009. In addition, the Trust has certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.

NOTE 18: CAPITAL MANAGEMENT AND LIQUIDITY
The Trust employs a broad range of financing strategies to facilitate growth and manage financial risk.

The Trust continually strives to reduce its weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As of December 31, 2010, the weighted-average cost of capital, assuming a 9.0% return on equity, was 7.4%, compared to 7.3% on December 31, 2009.

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Dec. 31, 2010	Dec. 31, 2009(4)	Dec. 31, 2010	Dec. 31, 2009(4)
Liabilities
Commercial property debt	5.4%	5.2%	$1,591.8	$1,596.2
Unitholders’ equity
Trust units(3)	9.0%	9.0%	565.1	411.1
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,452.7	1,476.2
Total	7.4%	7.3%	$3,609.6	$3,483.5
(1)	Total weighted-average cost of capital is calculated on the weighted-average of underlying value.
(2)
Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX as at December 31, 2010.

(3)	Assumes a 9.0% return on equity.
(4)
Cost of capital and underlying value of liabilities as at December 31, 2009, presented as if the Trust had always been in existence. It represents a carve-out from the consolidated financial statements of BPP combined with the acquired interest in the Brookfield Place Interest. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on its first trading day.

Commercial property debt
The Trust’s commercial property debt is primarily fixed-rate and non-recourse to the Trust, thereby reducing the overall financial risk to the Trust. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance commercial property and enhances equity returns.

The Trust is subject to certain covenants on its borrowings, including debt service coverage and loan-to-value thresholds. As of December 31, 2010, the Trust was in compliance with all of its covenants.

The Trust’s strategy is to satisfy its liquidity needs using cash on hand, cash flows generated from operating activities, and cash provided by financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on credit facilities, and refinancings, including upward refinancings, of maturing indebtedness are the Trust’s principal sources of capital used to pay operating expenses, distributions, debt service, and recurring capital and leasing costs in its commercial property portfolio.

The principal liquidity needs for periods beyond the next year are for unit distributions, scheduled debt maturities, and capital expenditures. The Trust’s strategy is to meet these needs with one or more of the following:

•	cash flow from operations; and
•	refinancing opportunities.

The Trust attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At December 31, 2010, the average term to maturity of the Trust’s commercial property debt portfolio was three years and the Trust’s average lease term of its properties was approximately nine years. The lower average term to maturity on the Trust’s debt is largely a result of short-term construction financing on Bay Adelaide Centre West Tower. The Trust will continue to make efforts to match the maturity of the commercial property debt portfolio with the average lease term of its properties.

19	Brookfield Office Properties Canada

The following table presents the contractual maturities of the Trust’s financial liabilities:

		Payments Due By Period
(Millions)	Total	1 year	2-3 years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$1,790.1	$596.7	$903.2	$217.1	$73.1
Accounts payable and other liabilities	70.5	70.5	―	―	―
(1) Includes repayment of principal and interest.

NOTE 19: OTHER INFORMATION
Supplemental cash flow information:

(Millions)	2010	2009
Cash interest paid	$83.9	$79.1

NOTE 20: APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the Trust’s Board of Trustees and authorized for issue on February 15, 2011.

Brookfield Office Properties Canada	20